December 29, 2005

Via Facsimile 781-283-8555 and U.S. Mail

Wendy Schnipper Clayton
General Counsel
DDJ Capital Management, LLC
141 Linden Street, Suite S-4
Wellesley, MA 02482

 Re: Schedule 13D filed December 13, 2005
      MTR Gaming Group, Inc.
      File No. 005-50735

Dear Ms. Clayton:

     We note the recent Schedule 13D that was filed by DDJ
Capital
Management, LLC even though DDJ Capital Management does not appear
to
own in excess of 5% of the shares of MTR Gaming Group, Inc. The
Schedule 13D expresses DDJ`s belief that "the acquisition proposal
submitted by TBR Acquisition Group, LLC...is entirely inadequate
and
should be swiftly and soundly rejected by the Special Committee of
the Board of Directors...." In light of this publicly-disclosed
belief, please advise us as to what consideration you have given
to
the application of Exchange Act Rule 14d-9 to your recommendation
that the offer by TBR Acquisition be rejected and why you have not
filed your recommendation under cover of Schedule 14D-9.

Closing Comments

     If you do not agree with the comment, please tell us why in
your response letter. Please understand that we may have
additional
comments after reviewing your responses to our comments. As
appropriate, please amend your filings and respond to these
comments
within 10 business days or tell us when you will provide us with a
response.

     Please direct any questions to me at (202) 551-3264. You
may
also reach me via facsimile at (202) 772-9203.

     Sincerely,

     Mara L. Ransom
     Special Counsel
     Office of Mergers and
Acquisitions

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

          DIVISION OF
CORPORATION FINANCE